Exhibit 1.03

CDC Corporation

Unaudited Revenue Details

(Amounts in thousands of U.S. dollars)

	Three Months Ended March 31, 2007	Three Months Ended June 30, 2007	Three Months Ended September 30, 2007	Three Months Ended December 31, 2007	Year Ended December 31, 2007
Segment revenue from external customers:
Software:
Licenses	$13,142	$17,111	$14,660	$17,131	$62,044
Maintenance	17,014	20,743	23,375	25,453	86,585
Consulting services	21,026	21,058	21,145	23,633	86,862
Hardware	94	479	1,107	1,089	2,769

Total Software	51,276	59,391	60,287	67,306	238,260
Global Services :
Licenses	962	1,042	577	654	3,235
Consulting services	23,935	26,827	27,654	25,307	103,723
Hardware	—	1,171	952	1,696	3,819

Total Global Services	24,897	29,040	29,183	27,657	110,777
CDC Games	9,728	9,316	6,634	7,918	33,596
China.com	2,056	2,950	2,357	4,046	11,409

Total consolidated revenue	$87,957	$100,697	$98,461	$106,927	$394,042